Exhibit 99.7

NICE Revolutionizes Performance Management with AI-Based Analytics

Cutting-edge capabilities empower managers with insights on performance improvement opportunities and enable the creation of personalized, engaging and structured coaching programs

Hoboken, N.J., October 15, 2019 – NICE (Nasdaq: NICE) today announced that its NICE Performance Management (NPM) solution includes AI-driven analytics to foster employee engagement and improve organizational performance. The new capabilities precisely point supervisors to areas where performance can be improved and facilitate personalized, measurable and engaging programs that empower employees to achieve their objectives.

AI-driven analysis
The innovative AI-driven analytics capabilities that power NPM eliminate the need for supervisors to perform time-consuming data analysis. The AI capabilities consider business objectives, factor in the scores and weights of employee metrics and combine them with the historical impact of previous coaching efforts. As a result, NPM provides supervisors with a clear indication of the optimal areas to focus their coaching efforts on.

Focusing on behavioral coaching
With NPM, supervisors can now create coaching programs that are adaptive and personalized per employee so that they have maximum impact on employee behavior and motivate them to achieve their goals. Using the power of AI-based analytics, NPM analyzes the historical impact of coaching programs on employee KPIs. It then recommends behaviors to focus on and suggests the optimal tasks per employee (such as group coaching, peer coaching, one-on-one coaching, trivia, knowledge management) that have the highest probability to impact behavior and drive improvements. The tasks are made engaging using NICE's award-winning gamification mechanisms.

Barry Cooper, President, NICE Enterprise Group said, "We are excited to share these first-of-their-kind capabilities which revolutionize the way organizations use and benefit from performance management. By leveraging AI-based analytics, NPM eliminates the leg work supervisors traditionally need to invest in. Moreover, organizations can now not only measure the impact of coaching in terms of ROI but also continuously improve it so that business objectives are consistently met – enabling a win-win-win for employees, supervisors and the organization."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.